Exhibit 99.49

NexTech AR Solutions Corp.

349 Carlaw Ave Suite 304

Toronto, ON M4M 2T1

NEWS RELEASE

NexTech Announces Addition of Mike Boland, Founder &
Chief Analyst of ARtillery Intelligence, to Advisory Board

May 28, 2019 – New York, NY - Toronto, ON – NexTech AR Solutions (the “Company” or “NexTech”) (OTCQB:NEXCF) (CSE:NTAR) (FSE:N29) is pleased to announce the appointment of Mike Boland to its Advisory Board as the Company continues to ramp up AR product offerings and sales efforts. Boland is currently the Founder & Chief Analyst of ARtillery Intelligence, where he covers the AR and VR industry, as well as the lead analyst of Street Fight and SF President of the VR/AR Association.

Boland also has experience working as a technology journalist and contributor at well-respected outlets such as Forbes, TechCrunch and The New York Times. Additionally, he worked as a technology industry analyst for several top-tier research firms. He has authored more than 120 market forecasts and in-depth reports on the technology and media landscape including social, mobile and AR, and is a frequent speaker at industry conferences.

“We are excited to appoint Mike to NexTech’s Advisory Board, and to tap into his keen knowledge of the AR industry to help fuel the growth of our company. His expertise as an analyst of AR and VR technologies will be invaluable as we rapidly scale up our offerings.” said Evan Gappelberg, CEO of NexTech. “Further, Mike brings with him strong relationships within the industry and we’re thrilled to have him on the team as we explore new business channels and potential partnerships.”

“Among several orbiting technologies in the spatial computing universe, AR-enabled commerce is one analysts are particularly excited about. Access to tools which streamline the process represents a big market gap today,” said Boland.

“I’m excited to be working with NexTech in an advisory role as it hits these marks by enabling AR experiences for brands and commerce outcomes.”

Boland will be the fourth new advisory board member to join NexTech in recent months. Previous additions include:

●	Scott Starr, AVP of Retail at LivePerson, Inc and a retail sales pioneer who held positions at PTC and Salesforce.com. Starr is recognized in the retail industry as driving transformational change and customer success in enterprise retail markets.

●	Ori Inbar, an AR Pioneer and Founder of AugmentedReality.org. Inbar is a recognized AR expert, having been involved in the industry for over a decade as both a startup entrepreneur and a venture capital investor through SuperVentures.

●	Barry Sandrew, Ph.D., a visual effects pioneer and serial entrepreneur who invented digital colorization of black and white movies, as well as a process for converting 2D feature films to 3D. Sandrew will advise the NexTech team on its AR Studios project.

About NexTech AR Solutions Corp.

NexTech is bringing a next-generation web enabled augmented reality (AR) platform with Artificial Intelligence (AI) and analytics to the Cannabis industry, eCommerce, education, training, healthcare and video conferencing. Having integrated with Shopify, Magento and Wordpress, its technology offers eCommerce sites a universal 3D shopping solution. With just a few lines of embed code, the company’s patent-pending platform offers the most technologically advanced 3D AR/AI technology anywhere. Online retailers can subscribe to NexTech’s state-of-the-art, 3D AR/AI solution for $79/mo. The company has created the AR industry’s first end-to-end affordable, intelligent, frictionless, scalable platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

 “Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

Media contact:

Erin Hadden

FischTank Marketing and PR

ehadden@fischtankpr.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

3